NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

New York Stock Exchange LLC (the "Exchange" or the "NYSE") hereby notifies the Securities and Exchange Commission ("SEC") of its intention to remove the entire class of common stock
(the "Common Stock"), the 10.25% Series C Cumulative Perpetual Preferred Stock, the 8.0% Series D Cumulative Preferred Stock, and the Depositary Shares each representing a 1/1000th interest in a share of 8.0% Series E Cumulative Convertible Preferred Stock (together the "Preferred Stock") of Magnum Hunter Resources Corporation (the "Company") from listing and registration on the Exchange at the opening of business on December 11, 2015 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock and the Preferred Stock are no longer suitable for continued listing and trading on the Exchange.

NYSE Regulation reached its decision to delist the Common Stock pursuant to Section 802.01D of the Listed Company Manual
(the "Manual") because of the "abnormally low" trading price. Separately, NYSE Regulation has also determined that the Preferred Stock is subject to delisting pursuant to Section 1003(a)(iv) of the NYSE MKT Company Guide because the Company's financial condition has become so impaired that it appears questionable as to whether the Company will be able to meet its obligations as they mature.

1. NYSE Regulation, on November 10, 2015, determined that the Common Stock and the Preferred Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on November 10, 2015.

2. Pursuant to the above authorization, a press release was issued on November 10, 2015 and an announcement was made on the "ticker" of the Exchange immediately and at the close of the trading session on November 10, 2015 of the suspension of trading in the Common Stock and the Preferred Stock. Similar information was included on the Exchange's website.

3. The Company had a right to appeal to the Committee for Review (the "Committee") of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination and within seven business days for the Preferred Stock. The Company did not file such request within the specified time period(s). Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.